Exhibit 99.1

Brussels, April 27, 2004

It appears that the number of shares of the company deposited for the purposes of the Extraordinary General Meeting of April 30, 2004 will not be sufficient to meet the quorum requirement to consider and vote upon the first point of the agenda set forth below. The Board of Directors is consequently requesting you to attend a second Extraordinary General Meeting of our company that will be held on Thursday, May 27, 2004, at 2:45 p.m. at the registered office of the Company, rue Osseghem 53 in Molenbeek-Saint-Jean with the agenda set forth below.

The persons attending the meeting are invited to arrive at least 15 minutes before 2:45 p.m., in order to proceed with the registration formalities.

1.	Article 10 of the Articles of Association – Acquisition, pledge and transfer of own shares

Proposal to (i) grant to the board of directors the authorization to acquire shares of the company for a duration of eighteen months and to (ii) authorize for the same duration direct subsidiaries of the company to acquire shares of the company, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries. Subsequent proposal to replace the last paragraph of Article 10 of the Articles of Association with the following text:

“In addition, on May 27, 2004, the extraordinary general meeting authorized the board of directors to acquire up to ten per cent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than 20% above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a duration of eighteen (18) months as from the date of the extraordinary general meeting of May 27, 2004 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

If the above proposal is approved, Article 10 of the Articles of Association will read as follows:

“The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

On May 23, 2002, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for

Delhaize Group SA - NV
53 rue Osseghemstraat -1080 Brussels - Belgium
Tel.: +32 (0)2 412 21 11 - Fax.: +32 (0)2 412 21 94 - http://www.delhaizegroup.com
Bank Account: n° 210-0000021-73 - V.A.T.: BE 402.206.045 - Brussels Trade Register: 8831

a period of three years as from the date of publication of this authorization in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by direct subsidiaries of the company and are renewable in compliance with legal provisions in force.

In addition, on May 27, 2004, the extraordinary general meeting authorized the board of directors to acquire up to ten per cent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than 20% above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a duration of eighteen (18) months as from the date of the extraordinary general meeting of May 27, 2004 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

2.	Powers

Proposal to approve the following resolution: “The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions of the general meeting and update the Articles of Association.”

We remind you that in order to be authorized to attend the extraordinary general meeting and pursuant to Article 32 of the Articles of Association, holders of registered shares or registered warrants must notify the board of directors of their intent to exercise their rights at the meeting by May 21, 2004 at the latest.

Pursuant to Article 32 of the Articles of Association, holders of bearer securities must deposit their securities at the registered office of the company by May 21, 2004 at the latest or, within same time frame, Dexia Banque, ING Belgium, Fortis Banque, KBC or Banque Degroof shall deliver a certificate to the company, which certifies the blocking of the bearer securities up to and including the date of the general meeting.

Please note that May 20, 2004 is a public holiday and that May 21, 2004 is a bank holiday in Belgium.

Shareholders are permitted to be represented by proxy holders at the extraordinary general meeting. Pursuant to Article 33 of the Articles of Association, the proxies, executed in the form approved by the company and attached hereto, must be delivered to the company or to the offices of Dexia Banque, ING Belgium, Fortis Banque, KBC or Banque Degroof by May 21, 2004 at the latest. Proxies may also be sent by fax to number +32 (0)2 412 21 29 by May 21, 2004 at the latest, provided that the executed original of such proxies be handed over to the chairman of the general meeting by the beginning of such meeting at the latest. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxy holder.

In order to attend the meeting, shareholders and proxy holders will have to prove their identity and/or powers, and representatives of legal entities must hand over the documents establishing their capacity as corporate representatives or special proxy holders, by the beginning of the meeting at the latest.

Yours sincerely,

Gui de VAUCLEROY
Chairman of the Board of directors

P.S.:	If you wish to attend the extraordinary general meeting, please return us the pink document enclosed.

Annexes:

1.	Form of proxy approved by the company.

2.	Pink document aimed at confirming the attendance at the extraordinary general meeting.

3.	Document comparing the current version of Article 10 of the Articles of Association with the amended version as proposed to the extraordinary general meeting.

Annex 1 to Exhibit 99.1

Rue Osseghemstraat 53
B-1080 Brussels, Belgium
www.delhaizegroup.com

PROXY

The undersigned,

[	]

Hereby represented by (first name, family name and title):

holder of ............... shares of Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA, with registered office located at Molenbeek-Saint-Jean, rue Osseghem 53, Belgium, registered with the Company Register under the number 0402206045, grants special powers to:

in order to be represented at the extraordinary general meeting that will take place on Thursday May 27, 2004 at 2:45 p.m., at the registered office of the company, in order to discuss the agenda herewith attached and to vote on his/her/its behalf in the way indicated hereinafter:

VOTING INSTRUCTION:

(*) Cross out indications when not applicable.

1)	vote on proposed resolution 1				2)	vote on proposed resolution 2
	—	vote in favor	(*	)		—	vote in favor	(*	)
	—	vote against	(*	)		—	vote against	(*	)
	—	abstain	(*	)		—	abstain	(*	)

If you provide no voting instruction with respect to a proposed resolution:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the principal has crossed out the indication under (i) above, the proxy holder will vote in the best interest of the principal, on the basis of the discussions.

In addition, the proxy holder will notably be entitled to:

(i)	participate in all discussions and vote, amend or reject any proposed resolution of the agenda on behalf and for the account of the principal; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Pursuant to Article 33 of the Articles of Association, the proxy must be delivered to the company or to the offices of Dexia Banque, ING Belgium, Fortis Banque, KBC or Banque Degroof by May 21, 2004 at the latest. The proxy may also be sent by fax to the number +32 (0)2 412 21 29 within the same time frame, provided that the executed original of such proxy be handed over to the chairman of the extraordinary general meeting by the beginning of such meeting at the latest. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxy holder.

Please note that May 20, 2004 is a public holiday and that May 21, 2004 is a bank holiday in Belgium.

In order to attend the meeting, proxy holders will have to prove their identity and powers, and representatives of corporations will have to deliver the documents proving their capacity as corporate representatives or special proxy holders, by the beginning of the meeting at the latest.

Done in ___, on ___2004

Signature

Annex: agenda of the extraordinary general meeting of May 27, 2004

2

Annex 2 to Exhibit 99.1

Rue Osseghemstraat 53
B-1080 Brussels, Belgium
www.delhaizegroup.com

ATTENDING FORM

The undersigned:

holder of ................................................................. shares of Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA, with registered office at Molenbeek-Saint-Jean, rue Osseghem 53, registered with the Company Register under the number 0402206045, hereby notify his/her/its intent to attend the extraordinary general meeting of May 27, 2004.

Made in .................................... , on .................................... 2004.

Signature

Annex 3 to Exhibit 99.1

Rue Osseghemstraat 53
B-1080 Brussels, Belgium
www.delhaizegroup.com

Comparison of the current version of article 10 of the Articles of Association (translated)
with the amended version as proposed to the extraordinary general meeting that will be held on May 27, 2004

ARTICLE TEN – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES

Current version of Article 10 of the Articles of Association:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders’ meeting, in compliance with legal provisions in force.

On May 23, 2002, the extraordinary shareholders’ meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of this authorization in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by direct subsidiaries of the company and are renewable in compliance with legal provisions in force.

In addition, on May 22, 2003, the extraordinary shareholders’ meeting authorized the board of directors to acquire company’s shares up to a maximum amount of ten per cent of the aggregate number of outstanding shares, at a minimum unit price of one Euro (Euro 1,-) and a maximum unit price of one hundred and fifty Euros (Euros 150,-), for a duration of eighteen months as from the date of the extraordinary general meeting of May 22, 2003. Such authorization also relates to the acquisition of shares of the company by one or several direct subsidiaries of the company, as defined by legal provisions on acquisition of shares of the mother company by subsidiaries.

If the proposal is approved, Article 10 of the Articles of Association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders’ meeting, in compliance with legal provisions in force.

On May 23, 2002, the extraordinary shareholders’ meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of this authorization in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by direct subsidiaries of the company and are renewable in compliance with legal provisions in force.

In addition, on May 27, 2004, the extraordinary general meeting authorized the board of directors to acquire up to ten per cent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than 20% above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a duration of eighteen (18) months as from the date of the extraordinary general meeting of May 27, 2004 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.